P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

March 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to a proposed Agreement and Plan of Reorganization whereby all of the assets of Transamerica Hanlon Income VP, a series of the Registrant, will be transferred in a tax-free reorganization to Transamerica BlackRock Tactical Allocation VP, also a series of the Registrant, in exchange for shares of Transamerica BlackRock Tactical Allocation VP.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on April 21, 2014 pursuant to Rule 488.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.